                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                      ------------------------------------


                      CONSOLIDATED CAPITAL PROPERTIES III
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                                  (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------


                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
Transaction Valuation*:  $4,500,000                  Amount of Filing Fee: $900
-------------------------------------------------------------------------------


* For purposes of calculating the fee only. This amount assumes the purchase of 75,000 units of limited partnership interest ("Units") of the subject partnership for $60 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

o Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: Not Applicable Filing Party: Not Applicable Form or Registration No.: Not Applicable Date Filed: Not Applicable
-------------------------------------------------------------------------------

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 2
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        COOPER RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                             (a)   | |
                                                                                                             (b)   |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        39,742
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        25.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================

----------------------------------                                                     ---------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 3
----------------------------------                                                     ---------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) |_|
                                                                                                                 (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                    | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        39,742
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        25.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
========================================================================================================================

----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 4
----------------------------------                                                     -----------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                (a) | |
                                                                                                                (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                    | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        39,742
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                    | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        25.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================

----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 5
----------------------------------                                                     -----------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) | |
                                                                                                                 (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                     | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        39,742
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                     | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        25.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
========================================================================================================================

----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1 AND 13D/A                                  Page 6
----------------------------------                                                     -----------------------------------
========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) | |
                                                                                                                 (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                     | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        39,742
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                     | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        25.1%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN
========================================================================================================================

                 SCHEDULE 14D-1/AMENDMENT NO. 3 TO SCHEDULE 13D

         This Tender Offer Statement on Schedule 14D-1 (the "Statement") also constitutes Amendment No. 3 to the Statement on Schedule 13D previously filed by Insignia CCP III Acquisition, L.L.C., Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas in connection with their beneficial ownership of Units (as defined below). The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Consolidated Capital Properties III, a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

         (b) This Statement relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 75,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $60 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser, IPLP, IPT and Insignia (collectively, the "Bidders"), and solely, insofar as the filing also constitutes Amendment No. 3 to the Schedule 13D, by Mr. Farkas. The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedules I, II and III to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules I, II and III to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

         (b)-(c)   Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of Insignia, IPT and the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

         (d)       Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," and in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: (i) the audited financial statements of Insignia set forth at Part I-Item 8 of Insignia's Annual Report on Form 10-K for the year ended December 31, 1997, which is on file with the Commission; and (ii) the unaudited financial statements of Insignia set forth at Part I-Item 1 of Insignia's Quarterly Report on Form 10-Q/A for the period ended March 31, 1998, which is on file with the Commission.

ITEM 10.    ADDITIONAL INFORMATION.

         (a)        Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

         (e)        None.

         (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)     Offer to Purchase, dated July 30, 1998.
         (a)(2)     Assignment of Partnership Interest and Related Instructions.
         (a)(3)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(4)     Cover Letter, dated July 30, 1998, from the Purchaser to the Limited Partners of the
                    Partnership.
         (b)        Not applicable.
         (c)        Not applicable.
         (d)        Not applicable.
         (e)        Not applicable.
         (f)        Not applicable.
         (z)(1)     Summaries of appraisals referred to in the Offer to Purchase in Section 13
                    ("Background of the Offer").
         (z)(2)     Agreement of Joint Filing, dated July 30, 1998, among the Purchaser, IPLP, IPT,
                    Insignia and Andrew L. Farkas.

                                       9

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1998


COOPER RIVER PROPERTIES, L.L.C.          INSIGNIA FINANCIAL GROUP, INC.


By:    /s/ JEFFREY P. COHEN              By:   /s/ FRANK M. GARRISON
      --------------------------               --------------------------
      Jeffrey P. Cohen                         Frank M. Garrison
      Manager                                  Executive Managing Director



INSIGNIA PROPERTIES, L.P.                SOLELY FOR PURPOSES OF, AND INSOFAR
                                         AS THIS FILING CONSTITUTES, AMENDMENT
By:   Insignia Properties Trust,         NO. 3 TO THE STATEMENT ON SCHEDULE
      its General Partner                13D


By:    /s/ JEFFREY P. COHEN              /s/ ANDREW L. FARKAS
      --------------------------         -------------------------
      Jeffrey P. Cohen                   ANDREW L. FARKAS
      Senior Vice President



INSIGNIA PROPERTIES TRUST


By:    /s/ JEFFREY P. COHEN
      -------------------------
      Jeffrey P. Cohen
      Senior Vice President


         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Jeffrey P. Cohen his true and lawful attorney-in-fact and agent to sign in any and all capacities this Amendment No. 3 and all further amendments to the Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

 /s/ ANDREW L. FARKAS
------------------------
Andrew L. Farkas
Dated:  July 30, 1998

                                 EXHIBIT INDEX



         EXHIBIT NO.                                           DESCRIPTION
         -----------                                           ------------
           (a)(1)                   Offer to Purchase, dated July 30, 1998.

           (a)(2)                   Assignment of Partnership Interest and Related Instructions.

           (a)(3)                   Guidelines for Certification of Taxpayer Identification Number on
                                    Substitute Form W-9.

           (a)(4)                   Cover Letter, dated July 30, 1998, from the Purchaser to the Limited
                                    Partners of the Partnership.

           (z)(1)                   Summaries of appraisals referred to in the Offer to Purchase in Section 13
                                    ("Background of the Offer").

           (z)(2)                   Agreement of Joint Filing, dated July 30, 1998, among the Purchaser,
                                    IPLP, IPT, Insignia and Andrew L. Farkas.




                                 11